Exhibit 2


           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in this Annual Report (Form 40-F) of Research in Motion Limited (the "Company") of our report dated March 28, 2003 with respect to the consolidated financial statements of the Company incorporated by reference therein.

We also consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 333-85294 and 333-100684) pertaining to the Company's Stock Plans of our report dated March 28, 2003 with respect to the consolidated financial statements of the Company incorporated herein by reference.




Toronto, Canada,         Zeifman & Company, LLP          Ernst & Young LLP
May 27, 2005.            Chartered Accountants         Chartered Accountants